

Mail Stop 3561

September 4, 2009

Mr. James A. Egide
Global Pari-Mutuel Services, Inc.
1231 West Honeysuckle Lane
Chandler, AZ 85248

> **Re: Global Pari-Mutuel Services, Inc.**
> **Form 10-K for the year ended December 31, 2008**
> **Filed April 1, 2009**
> **Form 10-Q for the quarter ended March 31, 2009**
> **Filed May 6, 2009**
> **Form 10-Q for the quarter ended June 30, 2009**
> **Filed August 18, 2009**
> **File No. 0-32509**

Dear Mr. Egide:

We have reviewed your response letter dated August 21, 2009 and have the following additional comments. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 9A (T) Controls and Procedures, page 16

1.   We note your response to our comment two from our letter dated August 5, 2009. However, in your Form 10-Q filed August 18, 2009 we note you have concluded that as of the end of the period covered by the Quarterly Report on Form 10-Q that disclosure controls and procedures are effective to ensure that information required to be disclosed by the company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms. It is unclear from this statement whether you considered the entire definition of

disclosure controls and procedures when reaching your conclusion. Please note that disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. In future filings, please also address this portion of the definition of disclosure controls and procedures in your concluding sentence. Alternatively, you can simply state, if true, that your principal executive and financial officers concluded that your disclosure controls and procedures were effective as of the end of the period covered by the report.

Consolidated Statement of Operations, page F-3

2.   We read your response to our comment three from our letter dated August 5, 2009 and have the following additional comments:

- We read in your response that your acquisition in 2007 of all of the outstanding shares of the Royal Turf Club, Inc. (RTCK) should not be accounted for as a business combination under SFAS 141 because RTCK did not own any significant assets and was not a business. Given this statement, it is unclear to us why you issued one million shares of your stock to acquire all of the outstanding shares of RTCK, as it is unclear to us what you received in consideration for your stock issuance. Please explain to us in detail all benefits that you derived from acquiring RTCK's stock and your business reasons for making this acquisition.

- We note from your disclosures within Note 1 and from your response that prior to acquiring RTCK, you paid royalties to RTCK in an amount not to exceed $640,000. Please explain to us in detail what right or benefit you received from RTCK in exchange for these royalty payments. Also describe the terms of the contract that resulted in these royalty payments, including both those that applied prior to termination of this contract and any terms within the contract that specifically addressed cancellation or termination. Also explain to us why, following the acquisition of RTCK, you no longer need the right or benefit that you previously received from RTCK in exchange for the royalty payments.

Note 6 – Agreement with Global Financial Solutions Holdings, Ltd., page F-15

3.   We note your response to our comment five from our letter dated August 5, 2009. You state that you establish all policies and procedures for RTCA and hold 100% of the representation on RTCA's Board of Directors. To help us better understand your conclusion that you exercise full control over RTCA, please describe to us in reasonable detail the rights and protections of GFS resulting

from its 50% ownership of RTCA. Also describe to us the types of decisions that must be approved by a shareholder vote, and explain how those differ from the types of decisions that can be made by RTCA's Board of Directors.

Form 10-Q for the Fiscal Quarter Ended June 30, 2009

Consolidated Statements of Cash Flows, page 3

4.   We note your response to our comment eight from our letter dated August 5, 2009. We also note that in applying SFAS 160 to your financial statements, you are reconciling your net cash flow from operating activities to the portion of consolidated net loss that is attributable to you rather than reconciling your net cash flow from operating activities to consolidated net loss. This presentation does not appear consistent with paragraph 28 of SFAS 95, which requires you to reconcile to consolidated net income or loss under the indirect method. Please note that SFAS 160 did not change the definition of net income or loss, but rather requires you to disclose the amount of consolidated net income or loss that is attributable to you versus the amount that is attributable to the noncontrolling interest. Please either explain to us in detail how your current presentation is appropriate under SFAS 95 and SFAS 160, or confirm to us that you will revise your cash flow statements in future filings to reconcile operating cash flows to consolidated net income or loss.

*   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing, you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

You may contact Lisa Sellars, Staff Accountant, at 202-551-3348, or me at 202-551-3737 if you have questions regarding the above comments.

Sincerely,

Jennifer Thompson
Accounting Branch Chief